Exhibit 12.1

Patterson-UTI Energy, Inc.

Computation of Ratio of Earnings to Fixed Charges

The table below sets forth the ratio of earnings to fixed charges of Patterson-UTI Energy, Inc. for the periods indicated:

	Six Months Ended		Years Ended December 31,
	June 30, 2018		2017		2016		2015		2014		2013
Fixed Charges
Interest Expense	26,292		37,472		40,366		36,475		29,825		28,359
Interest Capitalized During the Period	722		1,175		398		6,332		6,883		7,775
Interest Portion of Rental Expense	14,816		16,291		8,438		12,529		17,309		15,802
Total Fixed Charges Denominator	41,830		54,938		49,202		55,336		54,017		51,936

Earnings
Pretax Income from Continuing Operations	(53,230)		(327,801)		(496,196)		(442,449)		254,283		296,441
Fixed Charges Calculated Above	41,830		54,938		49,202		55,336		54,017		51,936
Less Interest Capitalized During the Period	(722)		(1,175)		(398)		(6,332)		(6,883)		(7,775)
Current Period Amortization of Interest Capitalized in Prior Periods	2,118		4,124		4,085		3,760		3,087		2,397
Earnings Numerator	(10,004)		(269,914)		(443,307)		(389,685)		304,504		342,999

Ratio of Earnings to Fixed Charges	(0.2)	x	(4.9	)x	(9.0	)x	(7.0	)x	5.6	x	6.6	x

We would have needed to generate additional earnings of $51.8 million, $324.9 million, $492.5 million and $445.0 million to achieve a ratio of earnings to fixed charges of 1:1 for the six months ended June 30, 2018 and the years ended December 31, 2017, 2016 and 2015, respectively.